Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2008	2007	2006	2005	2004
Earnings, as defined:
Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary	$1,382	$1,304	$1,124	$825	$879
Less earnings of equity method investments	3	5	6	7	4
Distributed income from equity method investments	3	7	3	5	5
	1,382	1,306	1,121	823	880
Total fixed charges as below	568	609	559	554	558
Less:
Capitalized interest	59	58	24	9	6
Preferred security distributions of subsidiaries on a pre-tax basis	27	23	24	5	5
Interest expense related to discontinued operations	4	33	35	35	28
Total fixed charges included in Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary	478	495	476	505	519

Total earnings	$1,860	$1,801	$1,597	$1,328	$1,399

Fixed charges, as defined:
Interest on long-term debt	$478	$522	$482	$465	$491
Interest on short-term debt and other interest	28	35	13	29	20
Amortization of debt discount, expense and premium - net	12	8	11	23	8
Estimated interest component of operating rentals	22	21	29	32	34
Preferred securities distributions of subsidiaries on a pre-tax basis	27	23	24	5	5
Fixed charges of majority-owned share of 50% or less-owned persons	1

Total fixed charges (a)	$568	$609	$559	$554	$558

Ratio of earnings to fixed charges	3.3	3.0	2.9	2.4	2.5
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	3.3	3.0	2.9	2.4	2.5

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.